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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        BURNHAM PACIFIC PROPERTIES, INC.
                                (Name of Issuer)
                Shares of Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                    12232C108
                                 (CUSIP Number)
                              Allen Curtis Greer II
                       Westbrook Real Estate Counsel, LLC
                               265 Franklin Street
                                   Suite 1800
                           Boston, Massachusetts 02110
                                 (617) 488-6103

                                 with a copy to:

                                James C. Woolery
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                                 (212) 474-1912
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2000
             (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .[_] NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 pages)

SEC 1746 (2-98)

CUSIP NO. 12232C108.

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 2 of 28 Pages
-----------------------------                           -----------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK REAL ESTATE PARTNERS, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_| (b) |_|

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware


                       7         SOLE VOTING POWER
                                 0

    NUMBER OF          8         SHARED VOTING POWER
     SHARES                      4,552,828
  BENEFICIALLY
    OWNED BY           9         SOLE DISPOSITIVE POWER
      EACH                       0
    REPORTING
     PERSON            10        SHARED DISPOSITIVE POWER
                                 4,552,828

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          OO

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 3 of 28 Pages
-----------------------------                           -----------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK REAL ESTATE PARTNERS MANAGEMENT II, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_| (b) |_|

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware


                       7         SOLE VOTING POWER
                                  0

    NUMBER OF          8         SHARED VOTING POWER
      SHARES                     4,552,828
   BENEFICIALLY
     OWNED BY          9         SOLE DISPOSITIVE POWER
       EACH                      0
    REPORTING
     PERSON            10        SHARED DISPOSITIVE POWER
      WITH                       4,552,828


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          OO

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 4 of 28 Pages
-----------------------------                           -----------------------


1       NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK REAL ESTATE FUND II, L.P. --I.R.S. IDENTIFICATION NO. ____

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |_| (b) |_|

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                       7         SOLE VOTING POWER
                                  0

    NUMBER OF          8         SHARED VOTING POWER
      SHARES                     4,552,828
  BENEFICIALLY
    OWNED BY           9         SOLE DISPOSITIVE POWER
     EACH                        0
   REPORTION
    PERSON             10        SHARED DISPOSITIVE POWER
     WITH                        4,552,828


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          PN

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 5 of 28 Pages
-----------------------------                           -----------------------




1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP II, L.P. --I.R.S. IDENTIFICATION NO. ____

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |_| (b) |_|

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                       7         SOLE VOTING POWER
                                 0

    NUMBER OF          8         SHARED VOTING POWER
     SHARES                      4,552,828
  BENEFICIALLY
    OWNED BY           9         SOLE DISPOSITIVE POWER
     EACH                        0
   REPORTING
    PERSON             10        SHARED DISPOSITIVE POWER
     WITH                        4,552,828


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          PN

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 6 of 28 Pages
-----------------------------                           -----------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK BURNHAM HOLDINGS, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GAOUP (See Instructions)
        (a) |_| (b)|_|

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware


                       7         SOLE VOTING POWER
                                 0
   NUMBER OF
     SHARES            8         SHARED VOTING POWER
  BENEFICIALLY                   4,552,828
    OWNED BY
      EACH             9         SOLE DISPOSITIVE POWER
    REPORTING                    0
     PERSON
      WITH             10        SHARED DISPOSITIVE POWER
                                 4,552,828

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          OO

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 7 of 27 Pages
-----------------------------                           -----------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        WESTBROOK BURNHAM CO-HOLDINGS, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |_| (b) |_|

3       SEC USE ONLY
        SOURCE OF FUNDS (See Instructions)

4        WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware



                       7         SOLE VOTING POWER
                                 0

    NUMBER OF          8         SHARED VOTING POWER
     SHARES                      4,552,828
  BENEFICIALLY
    OWNED BY           9         SOLE DISPOSITIVE POWER
      EACH                        0
    REPORTING
     PERSON            10        SHARED DISPOSITIVE POWER
      WITH                       4,552,828


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          OO

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 8 of 27 Pages
-----------------------------                           -----------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Gregory J. Hartman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |_| (b) |_|

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States


                       7         SOLE VOTING POWER
                                 0
   NUMBER OF
    SHARES             8         SHARED VOTING POWER
  BENEFICIALLY                   4,552,828
    OWNED BY
     EACH              9         SOLE DISPOSITIVE POWER
   REPORTING                     0
    PERSON
     WITH              10        SHARED DISPOSITIVE POWER
                                 4,552,828



11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          IN

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 9 of 28 Pages
-----------------------------                           -----------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Paul D. Kazilionis

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)
        |_|(b)|_|

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                       7         SOLE VOTING POWER
                                 0

       NUMBER OF       8         SHARED VOTING POWER
        SHARES                   4,552,828
     BENEFICIALLY
       OWNED BY
         EACH          9         SOLE DISPOSITIVE POWER
      REPORTING                  0
        PERSON
         WITH          10        SHARED DISPOSITIVE POWER
                                 4,552,828

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.36%

14      TYPE OF REPORTING PERSON (See Instructions)
        IN

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 10 of 28 Pages
-----------------------------                           -----------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Jonathan H. Paul

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS (See Instructions)
        AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                       7         SOLE VOTING POWER
                                 0

      NUMBER OF        8         SHARED VOTING POWER
        SHARES                   4,552,828
     BENEFICIALLY
       OWNED BY        9         SOLE DISPOSITIVE POWER
         EACH                    0
      REPORTING
        PERSON        10        SHARED DISPOSITIVE POWER
         WITH                   4,552,828

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          IN

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 11 of 28 Pages
-----------------------------                           -----------------------


1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       William H. Walton III

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)(b)

3      SEC USE ONLY

4      SOURCE OF FUNDS (See Instructions)
       AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

                       7         SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES         8         SHARED VOTING POWER
     BENEFICIALLY                4,552,828
       OWNED BY
         EACH          9         SOLE DISPOSITIVE POWER
      REPORTING                  0
        PERSON
         WITH         10        SHARED DISPOSITIVE POWER
                                 4,552,828

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          IN

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 12 of 28 Pages
-----------------------------                           -----------------------


1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Patrick K. Fox

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)(b)

3      SEC USE ONLY

4      SOURCE OF FUNDS (See Instructions)
       AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

                       7         SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES         8         SHARED VOTING POWER
     BENEFICIALLY                4,552,828
       OWNED BY
         EACH          9         SOLE DISPOSITIVE POWER
      REPORTING                  0
        PERSON
         WITH          10        SHARED DISPOSITIVE POWER
                                 4,552,828


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          IN

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 13 of 28 Pages
-----------------------------                           -----------------------


1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Keith B. Gelb

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)(b)

3      SEC USE ONLY

4      SOURCE OF FUNDS (See Instructions)
       AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

                       7         SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES         8         SHARED VOTING POWER
     BENEFICIALLY                4,552,828
       OWNED BY
         EACH          9         SOLE DISPOSITIVE POWER
      REPORTING                  0
        PERSON
         WITH          10        SHARED DISPOSITIVE POWER
                                 4,552,828

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.36%

14        TYPE OF REPORTING PERSON (See Instructions)
          IN

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 14 of 28 Pages
-----------------------------                           -----------------------


     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D ("Schedule 13D"), filed on January 13, 2000, by (i) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company ("WREP"), (ii) Westbrook Real Estate Partners Management II, L.L.C., a Delaware limited liability company ("WREM II"), (iii) Westbrook Real Estate Fund II, L.P., a Delaware limited partnership ("WREF II"), (iv) Westbrook Real Estate Co-Investment Partnership II, L.P., a Delaware limited partnership ("WRECIP II"), (v) Westbrook Burnham Holdings, L.L.C., a Delaware limited liability company ("Holdings"), (vi) Westbrook Burnham Co-Holdings, L.L.C., a Delaware limited liability company ("Co-Holdings"), (vii) Gregory J. Hartman ("Hartman"), a member of WREP, (viii) Paul D. Kazilionis ("Kazilionis"), a member of WREP,
(ix) Jonathan H. Paul ("Paul"), a member of WREP, (x) William H. Walton III ("Walton"), a member of WREP, (xi) Patrick K. Fox ("Fox"), a member of WREP, and
(xii) Keith B. Gelb ("Gelb"), a member of WREP. WREP, WREM II, WREF II, WRECIP II, Holdings, Co-Holdings, Hartman, Kazilionis, Paul, Walton, Fox and Gelb are sometimes referred to collectively herein as the "Reporting Persons" or "Westbrook".

Item 1.    Security and Issuer.

          This Amendment No. 1 relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Issuer" or "Burnham"). The principal executive offices of Burnham are located at 110 West "A" Street, San Diego, California 92101.

Item 4.    Purpose of the Transaction.

          The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

          On February 1, 2000, Amendment No. 3 to Statement on Schedule 13D (as amended, the "Schottenstein 13D") filed on June 7, 1999, was filed by Jubilee Limited Partnership ("JLP"), Jubilee Limited Partnership III ("JLP III"), Schottenstein Professional Asset Management Corp. ("SPAMC"), Jay L. Schottenstein ("JS") and Schottenstein Stores Corporation ("SSC", and together with JLP, JLP III, SPAMC and JS, the "Schottenstein Group").

          Westbrook has read the Schottenstein 13D and views Burnham's conduct there described not to be in the best interests of shareholders and unacceptable treatment of a major investor. The conduct so described reveals in Westbrook's view an entrenched management whose apparent goal is, with the seeming support of Burnham's Board of Directors, to minimize, not maximize, shareholder value.

          Westbrook accepts the facts as recounted in the Schottenstein 13D and, while Westbrook cannot confirm the Schottenstein Group's statements, Westbrook can affirm that the

                                  SCHEDULE 13D

CUSIP No. 12232C108                                          Page 15 of 28 Pages
-----------------------------                                -------------------


description by the Schottenstein Group of its treatment by Burnham is consistent with the type of treatment Westbrook has received from Burnham.

          As noted in Westbrook's Schedule 13D, when Westbrook made its 1997 investment in Burnham, Westbrook obtained the right to purchase additional Burnham shares. In 1999 Westbrook sought further to align itself with holders of Common Stock and repeatedly expressed to Burnham's representatives its wish to make open market purchases of Common Stock for investment purposes and with the thought that Westbrook purchases would help support Burnham's share price. Burnham refused: when Burnham adopted its Rights Plan, or poison-pill, in rapid response to the Schottenstein Group's initial acquisition proposal, Burnham included provisions in its poison pill preventing Westbrook from making further share purchases, and rejected Westbrook's requests to amend its poison pill to live up to its earlier agreements with Westbrook.

          At the same time, Burnham's Board of Directors began and has since continued - to deny Westbrook its contractual observation rights at meetings of the Board of Directors under the pretext that all substantive discussions of the Board are held in executive session, no matter whether a proper subject for executive session or not.

          These and other Burnham steps form a pattern of treatment consistent with the accusations leveled by the Schottenstein Group.

          Goldman, Sachs & Co. has indicated to Westbrook that potential bidders for Burnham, or its assets, have questioned Westbrook's Schedule 13D filing and intentions. Westbrook intends to work with other shareholders of Burnham, or other interested parties, in an effort to unlock and maximize shareholder value and to resist any efforts of Burnham's management to impede this process. Westbrook wants a full, fair and equitable process for the sale of Burnham or its assets, with that process including as broad a group of bidders as possible. Westbrook intends to support the bidder with the highest price, and is not now aligned with any person in the Burnham sales process.

          If the Burnham Board of Directors does not forcefully and expeditiously carry out a bid and sale process of Burnham or its assets, Westbrook would support a proxy contest with the goals suggested by the Schottenstein Group in the Schottenstein 13D, designed to result in a newly-elected, independent board of directors emphasizing shareholder value maximization and a sale of Burnham or its assets to the highest bidder in a process in which all potential bidders would be assured of fair and equitable treatment. Westbrook would actively seek the support of other shareholders in this regard.

                                  SCHEDULE 13D

CUSIP No. 12232C108                                      Page 16 of 28 Pages
----------------------------                          --------------------------


          Westbrook does not now intend to seek to acquire Burnham or its assets. However, Westbrook strongly believes any continued investment by Westbrook in Burnham would be better protected and enhanced in the hands of new management. Therefore, Westbrook is willing to receive proposals from or enter into discussions with bidders for Burnham or its assets as to an exchange of Westbrook's existing investment in Burnham for a position in a new capital structure. Other parties which have signed confidentiality or other agreements with Burnham will need to comply with the terms of those agreements. Westbrook has not entered into a confidentiality or other agreement with Burnham as part of Burnham's sales process and has, in fact, not received copies of the offering materials Westbrook requested to review as a major shareholder.

          Westbrook will seek to assure all bidders that Westbrook will exercise its rights as a Burnham shareholder to support a rapid, fair and equitable process for the sale of Burnham or its assets.

          Westbrook will furnish copies of this Amendment No. 1 to Goldman, Sachs & Co. and request that Goldman, Sachs & Co. promptly circulate copies of this Amendment No. 1 to all participants in the Burnham bidding process, in advance of the current February 7, 2000 deadline for receipt of bidders' initial indications of interest in Burnham or its assets.

                                  SCHEDULE 13D

CUSIP No. 12232C108                                       Page 17 of 28 Pages
------------------------------                            ----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       WESTBROOK REAL ESTATE PARTNERS, L.L.C.


                                       By:  /s/ Patrick K. Fox
                                           --------------------------
                                           Name:  Patrick K. Fox
                                           Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                       Page 18 of 28 Pages
--------------------------                                ----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000

                                       WESTBROOK REAL ESTATE PARTNERS
                                       MANAGEMENT II, L.L.C.

                                       By:  /s/ Patrick K. Fox
                                            -------------------------
                                            Name:  Patrick K. Fox
                                            Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                    Page 19 of 28 Pages
---------------------------                            -------------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       WESTBROOK REAL ESTATE FUND II, L.P.

                                       By:  /s/ Patrick K. Fox
                                            -------------------------
                                            Name:  Patrick K. Fox
                                            Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                  Page 20 of 28 Pages
---------------------------                          ---------------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       WESTBROOK REAL ESTATE CO-INVESTMENT
                                       PARTNERSHIP II, L.P.


                                       By:  /s/ Patrick K. Fox
                                            -------------------------
                                            Name:  Patrick K. Fox
                                            Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 21 of 28 Pages
-----------------------------                           -----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       WESTBROOK BURNHAM HOLDINGS, L.L.C.


                                       By:  /s/ Patrick K. Fox
                                            -------------------------
                                            Name:  Patrick K. Fox
                                            Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 22 of 28 Pages
-----------------------------                           -----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                           WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.


                                           By:  /s/ Patrick K. Fox
                                           -------------------------
                                           Name:  Patrick K. Fox
                                           Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 23 of 28 Pages
-----------------------------                           -----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       GREGORY J. HARTMAN


                                       /s/ Patrick K. Fox
                                       -------------------------
                                       Name:  Patrick K. Fox
                                       Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 24 of 28 Pages
-----------------------------                           -----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       PAUL D. KAZILIONIS


                                       /s/ Patrick K. Fox
                                       -------------------------
                                       Name:  Patrick K. Fox
                                       Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 25 of 28 Pages
-----------------------------                           -----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       JONATHAN H. PAUL


                                       /s/ Patrick K. Fox
                                       -------------------------
                                       Name:  Patrick K. Fox
                                       Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 26 of 28 Pages
-----------------------------                           -----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       WILLIAM H. WALTON III


                                        /s/ Patrick K. Fox
                                        -------------------------
                                        Name:  Patrick K. Fox
                                        Title:  Attorney-in-Fact

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 27 of 28 Pages
-----------------------------                           -----------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       /s/ Patrick K. Fox
                                       -------------------------
                                       Name: Patrick K. Fox

                                  SCHEDULE 13D

CUSIP No. 12232C108                                     Page 28 of 28 Pages
-----------------------------                           -----------------------

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: February 3, 2000


                                       KEITH B. GELB


                                       /s/ Patrick K. Fox
                                       -------------------------
                                       Name:  Patrick K. Fox
                                       Title:  Attorney-in-Fact